Filed Pursuant to Rule 424(b)(3)

Registration No.  333-266239

Prospectus Supplement No. 1 to Reoffer Prospectus

of

SoundHound AI, Inc.

Up to 27,639,208 shares of Class A Common Stock under the SoundHound AI, Inc. 2022 Equity Incentive Plan, the SoundHound, Inc. 2016 Equity Incentive Plan, the Melodis Corporation 2006 Stock Plan and the SoundHound AI, Inc. 2022 Employee Stock Purchase Plan

This Prospectus Supplement, dated October 4, 2022 (this “Supplement”), supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by SoundHound AI, Inc. (the “Company”, “us”, “our” or “we”) with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 (the “Prospectus”), relating to the resale of Class A common stock, par value $0.0001 per share (the “Common Stock”), of the Company which may be offered and sold from time to time by certain of our executive officers and directors (the “Selling Stockholders”) who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), who have acquired or will acquire such shares in connection with the exercise of stock options or vesting of restricted stock units granted, and with stock or other awards made, and with the purchase of stock under, the SoundHound AI, Inc. 2022 Equity Incentive Plan (the “2022 Plan”), the SoundHound, Inc. 2016 Equity Incentive Plan (the “2016 Plan”), the Melodis Corporation 2006 Stock Plan (the “2006 Plan”) and the SoundHound AI, Inc. 2022 Employee Stock Purchase Plan (the “2022 ESPP”). This Supplement covers 10,049,830 shares of Common Stock (the “Shares”) including (i) shares of Common Stock (inclusive of shares purchased pursuant to the 2022 ESPP and shares granted under the 2022 Plan, 2016 Plan and 2006 Plan) and (ii) shares issuable upon exercise of options or vesting of restricted stock units granted to such Selling Stockholders under the 2022 Plan, 2016 Plan and 2006 Plan that are owned by the Selling Stockholders.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Our Common Stock is listed on The NASDAQ Global Market under the symbol “SOUN.” On September 30, 2022, the closing price of the Common Stock on The NASDAQ Global Market was $3.28 per share.

The Shares may be offered from time to time by any or all of the Selling Stockholders through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as such Selling Stockholder may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution” in the Prospectus. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We will not control or determine the price at which a Selling Stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available. We will not receive any of the proceeds from sales of the Shares by any of the Selling Stockholders.

The Selling Stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares of those Selling Stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

You should carefully read and consider the risk factors beginning on page 16 of the Prospectus for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the Prospectus.

The date of this Supplement is October 4, 2022

SELLING STOCKHOLDERS

The following table sets forth (a) the name and position or positions with the Company of each Selling Stockholder; (b) the aggregate of (i) the number of shares of Common Stock and Class B common stock held by each Selling Stockholder as of the date of this Supplement (including shares purchased pursuant to the ESPP) and (ii) the number of shares of Common Stock issuable upon exercise of options or upon vesting of restricted stock units granted to each Selling Stockholder under the 2022 Plan, the 2016 Plan and the 2006 Plan that are being registered pursuant to the Prospectus, as supplemented by this Supplement, for resale by each Selling Stockholder as of the date of this Supplement; (c) the number of shares of Common Stock that each Selling Stockholder may offer for sale from time to time pursuant to the Prospectus, as supplemented by this Supplement, whether or not such Selling Stockholder has a present intention to do so; and (d) the number of shares of Common Stock and Class B common stock to be owned by each Selling Stockholder following the sale of all shares that may be so offered pursuant to the Prospectus, as supplemented by this Supplement, assuming no other change in ownership of Common Stock or Class B common stock by such Selling Stockholder after the date of this Supplement. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

Inclusion of an individual’s name in the table below does not constitute an admission that such individual is an “affiliate” of the Company.

Selling Stockholder	Principal Position with the Company (1)	Shares of Class A Common Stock and Class B Common Stock Owned Prior to Resale (2)(3)		Number of Shares of Class A Common Stock Offered for Resale	Shares of Class A Common Stock and Class B Common Stock Owned After Resale (3)
		Number	Percent		Number	Percent
Dr. Keyvan Mohajer	Director, Chief Executive Officer	19,122,499	9.69%	2,483,435	16,639,064	8.43%
James Hom	Director, Vice President of Products	5,748,780	2.91%	575,000	5,173,780	2.62%
Larry Marcus	Director	1,023,183	*	103,432	919,751	*
Diana Sroka	Director	152,058	-	152,058	-	-
Dr. Eric Ball (4)	Director	712,308	*	152,058	560,250	*
Dr. Seyed Majid Emami	Vice President of Engineering	19,825,504	10.05%	1,241,748	18,583,756	9.42%
Timothy Stonehocker	Chief Technology Officer	2,164,569	1.1%	1,413,605	750,964	*
Michael Zagorsek	Chief Operating Officer	1,864,030	*%	1,864,030	-	-
Nitesh Sharan	Chief Financial Officer	1,033,677	*	1,033,677	-	-
Zubin Irani	Chief Revenue Officer	1,030,787	*	1,030,787	-	-

*	Less than 1%.

(1)	All positions described are with the Company, unless otherwise indicated.

(2)	The number of shares owned prior to resale by each Selling Stockholder includes (i) shares of Common Stock (inclusive of shares purchased pursuant to the 2022 ESPP and restricted stock units granted under the 2022 Plan, 2016 Plan and 2006 Plan) and (ii) shares issuable upon exercise of options granted to such Selling Stockholders under the 2022 Plan, 2016 Plan and 2006 Plan that are being registered pursuant to this prospectus for resale. Some of these shares may have been sold prior to the date of this prospectus.

(3)	Percentage is computed with reference to 197,263,130 shares, consisting of 156,866,530 shares of our Common Stock and 40,396,600 shares of the Company’s Class B common stock outstanding as of October 1, 2022 and assumes for each Selling Stockholder the sale of all shares offered by that particular Selling Stockholder under the Prospectus as amended by this Supplement. Percentage is based solely on the number of shares outstanding and does not give effect to special voting rights afforded to the Class B common stock.

(4)	Includes securities held by the Ball Axline Living Trust (dated July 22, 2014), of which Dr. Ball is a joint trustee and the beneficiaries of which are immediate family members currently sharing a household with Dr. Ball.